Exhibit - 21.1
SUBSIDIARIES OF CHINA-BIOTICS, INC.

Subsidiary	Jurisdiction of Incorporation
Growing State Limited	British Virgin Islands
Shanghai Shining Biotechnology Co. Ltd	People’s Republic of China
Sinosmart Group Inc.	British Virgin Islands